                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          Florafax International, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                    33982510
                          ----------------------------
                                 (CUSIP Number)

Mr. Lance Laifer                     With a copy to:
Laifer Capital Management, Inc.      Gerald Adler, Esq.
Hilltop Partners, L.P.               Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                  919 Third Avenue
New York, New York 10036             New York, New York 10022
(212) 921-4139                       (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 16, 1997
                          ----------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 33982510                               Page    2    of     9     Pages
          --------                                    -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,138,329

    BENEFICIALLY       8       SHARED VOTING POWER
                                        0
      OWNED BY
                       9       SOLE DISPOSITIVE POWER
        EACH                            1,138,329
      REPORTING
                       10      SHARED DISPOSITIVE POWER
       PERSON                           0
         WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,138,329

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    14.6%

14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 33982510                               Page    3    of     9     Pages
          --------                                    -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,401,529

    BENEFICIALLY       8       SHARED VOTING POWER
                                        0
      OWNED BY
                       9       SOLE DISPOSITIVE POWER
        EACH                            1,401,529
      REPORTING
                       10      SHARED DISPOSITIVE POWER
       PERSON                           595,800
         WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,997,329

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    25.6%

14       TYPE OF REPORTING PERSON*
                                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 33982510                               Page    4    of     9     Pages
          --------                                    -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,401,529

    BENEFICIALLY       8       SHARED VOTING POWER
                                        0
      OWNED BY
                       9       SOLE DISPOSITIVE POWER
        EACH                            1,401,529
      REPORTING
                       10      SHARED DISPOSITIVE POWER
       PERSON                           595,800
         WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,997,329

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    25.6%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Amendment No. 4 to
                                  Schedule 13D
                          Florafax International, Inc.

                  This Amendment No. 4 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed September 13, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed November 27, 1996, Amendment No. 2 to the Schedule 13D filed February 26, 1997 and Amendment No. 3 to the Schedule 13D filed April 21, 1997, each filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Florafax International, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meaning assigned thereto in the Schedule 13D. The address of the Issuer is 8075 20th Street, Vero Beach, Florida 32966.

Item 5.           Interest in Securities of Issuer.

         Item 5 is amended and restated in its entirety to read as follows:

                  (a) Hilltop is the beneficial owner of 1,138,329 shares (14.6%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 1,997,329 shares (25.6%) of Common Stock. The 1,997,329 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 1,138,329 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 859,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of May 19, 1997 there were 7,805,122 shares of Common Stock of the Issuer outstanding as reported to the Reporting Persons by an officer of the Issuer.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 1,138,329 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 1,138,329 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting and to dispose and direct the disposition of 263,200 shares of Common Stock owned by Offshore and (ii) has the power to dispose and direct the disposition of 595,800 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson.

                  (c) All transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were open market purchases.

                  (d) Not applicable.

                  (e) Not applicable.

Dated:  May 21, 1997                      HILLTOP PARTNERS, L.P.


                                          By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                               as General Partner

                                          By: /s/ Lance Laifer
                                              ---------------------------------
                                               Lance Laifer
                                               President

                                          LAIFER CAPITAL MANAGEMENT, INC.

                                          By: /s/ Lance Laifer
                                              ---------------------------------
                                               Lance Laifer
                                               President

                                              /s/ Lance Laifer
                                              ---------------------------------
                                               Lance Laifer

                                                      ANNEX A

                                                     LAIFER       HILLTOP        WOLFSON       OFFSHORE
DATE                      PRICE       COMMISSION    # SHARES      # SHARES       # SHARES       # SHARES

4/21/97                  $2.45          $0.06         1,600           900            500            200
4/25/97                   2.5532         0.06         6,200         3,400          2,000            800
4/30/97                   2.5169         0.06         3,900         2,200          1,200            500
4/30/97                   2.6146         0.03         9,000         4,900          3,000          1,100
5/2/97                    2.8958         0.03         3,000         1,700            900            400
5/2/97                    2.80           0.06         2,000         1,100            600            300
5/5/97                    3.0313         0.05         1,000           600            300            100
5/5/97                    3.0625         0.00         5,000         2,900          1,400            700
5/7/97                    3.06           0.06         3,500         2,000          1,100            400
5/7/97                    3.125          0.05         5,000         2,900          1,400            700
5/12/97                   3.1563         0.05         5,000         2,900          1,400            700
5/14/97                   3.1563         0.05         5,000         2,900          1,400            700
5/15/97                   3.1563         0.00         5,000         2,900          1,400            700
5/16/97                   3.1875         0.05         5,000         2,900          1,400            700
5/16/97                   3.066          0.00       305,000       152,500        117,900         34,600
5/16/97                   3.0968         0.06         3,100         1,800            900            400
5/19/97                   3.00           0.06        20,000        11,000          6,500          2,500